Exhibit 99.1

For Immediate Release

October 24, 2012

SAP Announces Record Third Quarter Results

Exceeds €1 Billion In Third Quarter Software Revenue

•	Third Quarter 2012 Software Revenue Increased 17% to €1,026 Million (12% at Constant Currencies)

•	Third Quarter 2012 Non-IFRS Software and Software-Related Service Revenue Increased 19% to €3.21 Billion (13% at Constant Currencies)

•	Triple-Digit Growth in Key Innovation Areas: Cloud, SAP HANA, Mobile

•	Third Quarter 2012 Non-IFRS Operating Profit Increased 10% to €1.24 Billion (4% at Constant Currencies)

•	Year-over-Year Comparison of 2012 Third Quarter IFRS Operating Profit and Operating Margin Impacted by Profit in Q3 2011 of €723 Million From the Reduction in the TomorrowNow Litigation Provision

•	SAP Refines Full-Year Revenue Guidance and Includes the Expected Results of Ariba

WALLDORF, Germany – October 24, 2012 – SAP AG (NYSE: SAP) today announced its financial results for the third quarter ended September 30, 2012.

BUSINESS HIGHLIGHTS IN THE THIRD QUARTER

SAP delivered double-digit growth in the third quarter. SAP had a strong performance in the Americas and solid double digit growth in APJ. SAP performed well in EMEA compared to the tremendous performance in EMEA last year. Demand for SAP’s new innovation categories continued across all regions. SAP HANA revenue was €83 million, putting the company on track to meet full-year expectations of at least €320 million. Mobile revenue was €48 million which keeps SAP on track to meet full-year expectations of €220 million. SAP’s cloud momentum continued in the third quarter: 12 months new and upsell subscription billings increased fourteenfold. Even when including SuccessFactors in SAP’s 2011 numbers the growth is triple digit at 116%1. For SuccessFactors on a stand-alone basis, 12 month new and upsell subscription billings grew 92%. Non-IFRS cloud subscription and support revenue increased twentyfold to €80 million. SAP’s core business also saw solid growth. Key industries such as retail, health sciences, manufacturing and energy as well as continued expansion of sales through SAP partners also contributed to the third quarter results.

“Our innovation strategy continues to deliver world-class value and market leading performance,” said Bill McDermott and Jim Hagemann Snabe, Co-CEOs. “With SAP, businesses are innovating, achieving operational excellence and driving growth. We are proud of our relentless customer focus and confident that we’ll continue to outperform the competition.”

I am pleased with SAP’s overall performance in the third quarter. This is the 11th consecutive quarter of double-digit non-IFRS software and software related service revenue growth for SAP,” said Werner

[1]	This growth rate is a pro forma growth rate assuming that the acquisition of SuccessFactors was completed as of January 1, 2011.

SAP Reports Third Quarter 2012 Results	Page 2

Brandt, CFO. “We continued to invest in our cloud business in the third quarter. We remain focused on operating discipline and remain confident in our full-year outlook.”

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – Third Quarter 2012

	Third Quarter 20121)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q3 2012	Q3 2011	% change	Q3 2012	Q3 2011	% change	% change const. curr.
Software	1,026	875	17	1,026	875	17	12

Support	2,105	1,812	16	2,106	1,813	16	10

Cloud subscriptions and support	63	4	1,475	80	4	1,900	1,700

Software and software-related service revenue	3,194	2,691	19	3,212	2,692	19	13

Total revenue	3,952	3,409	16	3,970	3,410	16	10

Total operating expenses	-3,031	-1,650	84	-2,731	-2,279	20	14

- thereof TomorrowNow litigation	-7	723	<-100	N/A	N/A	N/A	N/A

Operating profit	921	1,759	-48	1,239	1,131	10	4

Operating margin (%)	23.3	51.6	-28.3pp	31.2	33.2	-2.0pp	-2.1pp

Profit after tax	618	1,251	-51	836	860	-3

Basic earnings per share (€)	0.52	1.05	-50	0.70	0.72	-3

Number of employees (FTE)	61,344	54,589	12	N/A	N/A	N/A	N/A

1)	All figures are unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS software revenue was €1,026 million (2011: €875 million), an increase of 17% (12% at constant currencies). IFRS software and software-related service revenue was €3.19 billion (2011: €2.69 billion), an increase of 19%. Non-IFRS software and software-related service revenue was €3.21 billion (2011: €2.69 billion), an increase of 19% (13% at constant currencies). IFRS total revenue was €3.95 billion (2011: €3.41 billion), an increase of 16%. Non-IFRS total revenue was €3.97 billion (2011: €3.41 billion), an increase of 16% (10% at constant currencies).

In the third quarter of 2011, the reduction of the provision for the TomorrowNow litigation resulted in a significant profit from our discontinued TomorrowNow activities. This had a 21.2 percentage point positive influence on our third quarter 2011 IFRS operating margin. For this reason the 2012 and 2011 IFRS profit and margin numbers are not fully comparable.

IFRS operating profit was €921 million (2011: €1.76 billion), a decrease of 48%. Non-IFRS operating profit was €1.24 billion (2011: €1.13 billion), an increase of 10% (4% at constant currencies). IFRS operating margin was 23.3% (2011: 51.6%), a decrease of 28.3 percentage points. Non-IFRS operating margin was 31.2% (2011: 33.2%), or 31.1% at constant currencies, a decrease of 2.0 percentage points (a decrease of 2.1 percentage points at constant currencies).

Non-IFRS operating profit and non-IFRS operating margin for the third quarter 2012 were impacted by the acquisition of SuccessFactors, which impacted the non-IFRS operating margin by approximately 100 basis points. In addition, headcount grew by almost 6,800 FTE’s year over year, thereof 2,300 FTE’s from acquisitions.

SAP Reports Third Quarter 2012 Results	Page 3

IFRS profit after tax was €618 million (2011: €1.25 billion), a decrease of 51%. Non-IFRS profit after tax was €836 million (2011: €860 million), a decrease of 3%. IFRS basic earnings per share was €0.52 (2011: €1.05), a decrease of 50%. Non-IFRS basic earnings per share was €0.70 (2011: €0.72), a decrease of 3%. The IFRS and non-IFRS effective tax rates in the third quarter of 2012 were 24.8% (2011: 28.7%) and 26.7% (2011: 23.3%), respectively. Third quarter profit after tax and EPS were negatively impacted by a €64 million or €0.05 per share expense related to the currency hedging of the purchase price for the recently closed Ariba acquisition.

FINANCIAL HIGHLIGHTS – Nine Months 2012

	Nine Months 20121)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	9M 2012	9M 2011	% change	9M 2012	9M 2011	% change	% change const. curr.
Software	2,722	2,328	17	2,722	2,328	17	12

Support	6,071	5,257	15	6,075	5,283	15	10

Cloud subscriptions and support	144	12	1,100	183	12	1,425	1,300

Software and software-related service revenue	8,937	7,597	18	8,980	7,623	18	13

Total revenue	11,200	9,733	15	11,243	9,759	15	10

Total operating expenses	-8,727	-6,520	34	-7,998	-6,830	17	13

- thereof TomorrowNow litigation	-1	711	<-100	N/A	N/A	N/A	N/A

Operating profit	2,473	3,213	-23	3,245	2,929	11	5

Operating margin (%)	22.1	33.0	-10.9pp	28.9	30.0	-1.1pp	-1.4pp

Profit after tax	1,723	2,242	-23	2,249	2,091	8

Basic earnings per share (€)	1.45	1.88	-23	1.89	1.76	8

Number of employees (FTE)	61,344	54,589	12	N/A	N/A	N/A	N/A

1)	All figures are unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS software revenue was €2.72 billion (2011: €2.33 billion), an increase of 17% (12% at constant currencies). IFRS software and software-related service revenue was €8.94 billion (2011: €7.60 billion), an increase of 18%. Non-IFRS software and software-related service revenue was €8.98 billion (2011: €7.62 billion), an increase of 18% (13% at constant currencies). IFRS total revenue was €11.20 billion (2011: €9.73 billion), an increase of 15%. Non-IFRS total revenue was €11.24 billion (2011: €9.76 billion), an increase of 15% (10% at constant currencies).

For the first nine months ended September 30, 2011, the reduction of the provision for the TomorrowNow litigation resulted in a significant profit from our discontinued TomorrowNow activities. This had a 7.3 percentage point positive influence on our nine months ended September 30, 2011 IFRS operating margin. For this reason the 2012 and 2011 IFRS profit and margin numbers are not fully comparable.

IFRS operating profit was €2.47 billion (2011: €3.21 billion), a decrease of 23%. Non-IFRS operating profit was €3.25 billion (2011: €2.93 billion), an increase of 11% (5% at constant currencies). IFRS operating margin was 22.1% (2011: 33.0%), a decrease of 10.9 percentage points. Non-IFRS operating margin was 28.9% (2011: 30.0%), or 28.6% at constant currencies, a decrease of 1.1 percentage points (a decrease of 1.4 percentage points at constant currencies).

SAP Reports Third Quarter 2012 Results	Page 4

IFRS profit after tax was €1.72 billion (2011: €2.24 million), a decrease of 23%. Non-IFRS profit after tax was €2.25 billion (2011: €2.09 billion), an increase of 8%. IFRS basic earnings per share was €1.45 (2011: €1.88), a decrease of 23%. Non-IFRS basic earnings per share was €1.89 (2011: €1.76), an increase of 8%. The IFRS and non-IFRS effective tax rates in the first nine months of 2012 were 24.9% (2011: 28.7%) and 26.7% (2011:26.7%), respectively.

Operating cash flow was €3.06 billion (2011: €2.97 billion), an increase of 3%. Free cash flow was €2.69 billion (2011: €2.64 billion), an increase of 2%. Free cash flow was 24% of total revenue (2011: 27%). At September 30, 2012, SAP had a total group liquidity of €3.93 billion (December 31, 2011: €5.60 billion), which includes cash and cash equivalents and short term investments. Net liquidity at September 30, 2012 was €278 million compared to €1.64 billion at December 31, 2011. This decrease in net liquidity was primarily the result of the annual shareholder dividend payment and the acquisition of SuccessFactors in the first nine months of 2012.

CHANGE IN SEGMENT REPORTING

Following its increased focus on the cloud business, in the third quarter 2012 SAP changed both the structure of the components that the SAP management uses to make decisions about operating matters and the main profit measure used for the purposes of allocating resources to these components and measuring their performance. SAP now has two divisions – ‘On Premise’ and ‘Cloud’ which are further divided into operating segments. The On Premise division is comprised of two operating segments: ‘On Premise Products’ and ‘On Premise Services’. In the third quarter 2012, SAP’s Cloud division was comprised of one operating segment: ‘Cloud Applications’. Following the acquisition of Ariba SAP intends to establish a second operating segment in the Cloud Division, mainly consisting of the acquired Ariba business. Please see link to a Webinar at SAP’s webpage for more information.

BUSINESS OUTLOOK

The Company is providing the following outlook for the full-year 2012, which has changed from the previous outlook provided on July 24, 2012. The Company has refined the outlook for non-IFRS software and software-related service revenue at constant currencies and has included Ariba’s expected revenue and profit contribution from the acquisition date (October 1, 2012) to year end:

•

Including Ariba, the Company now expects full-year 2012 non-IFRS software and software-related service revenue to increase in a range of 10.5% – 12.5% at constant currencies (2011: €11.35 billion). This includes a combined contribution of approximately 2.5 percentage points from SuccessFactors and Ariba. The respective outlook provided in July which did not yet consider Ariba, was 10.0% – 12.0%.

•

Assuming that the macroeconomic environment does not deteriorate the Company expects to reach the upper end of the 10.5% – 12.5% non-IFRS software and software-related service revenue growth range (at constant currencies).

•

The Company continues to expect full-year 2012 non-IFRS operating profit to be in a range of €5.05 billion – €5.25 billion at constant currencies (2011: €4.71 billion). Full-year 2012 non-IFRS operating profit excluding SuccessFactors and Ariba is expected to be in a similar range. The outlook is unchanged from the outlook given in July.

•

The Company still projects a full-year 2012 IFRS effective tax rate of 26.5% – 27.5% (2011: 27.9%) and a non-IFRS effective tax rate of 27.0% – 28.0% (2011: 26.6%). The outlook is unchanged from the outlook given in July.

SAP Reports Third Quarter 2012 Results	Page 5

Additional Information

As of February 21, 2012 revenue, profit and cash flow figures include the revenue, profits and cash flows from SuccessFactors. For the prior-year period those numbers were not included. These results do not include any impact from the Ariba acquisition which closed on October 1, 2012.

TomorrowNow litigation update: Oracle, after the trial judge issued an order on September 1, 2011, filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. In lieu of a new trial, the parties stipulated to a judgment in the amount of $306 million, while each preserving all rights for appeal. SAP remains determined to work through the legal process to bring this case to resolution. Please see SAP’s third quarter 2012 interim report for more details.

SAP has updated its non-IFRS estimates for the full-year 2012. For the updated estimates please see SAP’s third quarter 2012 interim report. For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

# #

Third Quarter 2012 Interim Report

SAP’s Third Quarter 2012 Interim Report was published today and is available for download at www.sap.com/investor. The interim report includes an update on SAP’s sustainability performance.

Webcast

SAP senior management will host a conference call for financial analysts and investors on Wednesday, October 24th at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 197,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2012 SAP AG. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP AG. The information contained herein may be changed without prior notice.

Some software products marketed by SAP AG and its distributors contain proprietary software components of other software vendors. National product specifications may vary.

These materials are provided by SAP AG and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP

SAP Reports Third Quarter 2012 Results	Page 6

Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE THIRD QUARTER 2012

(Condensed and Unaudited)

Page
Financial Statements (IFRS)
Income Statements – Quarter	F1
Income Statements – Nine Months	F2
Statements of Financial Position	F3-F4
Statements of Cash Flows	F5

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers	F6-F7
Non-IFRS Adjustments	F8
Revenue by Region	F9-F10

Financial Statements (IFRS)

CONSOLIDATED INCOME STATEMENTS

For the three months ended September 30

€ millions, unless otherwise stated	2012	2011	Change in %
Software	1,026	875	17
Support	2,105	1,812	16
Cloud subscriptions and support	63	4	1,475
Software and software-related service revenue	3,194	2,691	19
Consulting	616	578	7
Other services	142	140	1
Professional services and other service revenue	758	718	6

Total revenue	3,952	3,409	16

Cost of software and software-related services	-638	-513	24
Cost of professional services and other services	-619	-537	15

Total cost of revenue	-1,257	-1,050	20

Gross profit	2,695	2,359	14
Research and development	-547	-436	25
Sales and marketing	-984	-721	36
General and administration	-232	-168	38
Restructuring	-4	-1	>100
TomorrowNow litigation	-7	723	<-100
Other operating income/expense, net	0	3	-100

Total operating expenses	-3,031	-1,650	84

Operating profit	921	1,759	-48

Other non-operating income/expense, net	-92	0	N/A
Finance income	34	29	17
Finance Cost TomorrowNow litigation	0	7	-100
Other finance costs	-41	-38	8
Finance costs	-41	-31	32

Financial income, net	-7	-2	>100

Profit before tax	822	1,757	-53

Income tax TomorrowNow litigation	2	-276	<-100
Other income tax expense	-206	-229	-10
Income tax expense	-204	-505	-60

Profit after tax	618	1,251	-51

Profit attributable to non-controlling interests	0	0	0
Profit attributable to owners of parent	618	1,251	-51

Basic earnings per share, in €*	0.52	1.05	-50

Diluted earnings per share, in €*	0.52	1.05	-50

*	For the three months ended September 30, 2012 and 2011, the weighted average number of shares was 1,192 million (diluted 1,193 million) and 1,190 million (diluted: 1,190 million), respectively (treasury stock excluded).

F1

CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30

€ millions, unless otherwise stated	2012	2011	Change in %
Software	2,722	2,328	17
Support	6,071	5,257	15
Cloud subscriptions and support	144	12	1,100
Software and software-related service revenue	8,937	7,597	18
Consulting	1,830	1,726	6
Other services	433	410	6
Professional services and other service revenue	2,263	2,136	6

Total revenue	11,200	9,733	15

Cost of software and software-related services	-1,743	-1,503	16
Cost of professional services and other services	-1,888	-1,672	13

Total cost of revenue	-3,631	-3,175	14

Gross profit	7,569	6,558	15
Research and development	-1,638	-1,402	17
Sales and marketing	-2,786	-2,140	30
General and administration	-664	-515	29
Restructuring	-8	-2	>100
TomorrowNow litigation	-1	711	<-100
Other operating income/expense, net	1	3	-67

Total operating expenses	-8,727	-6,520	34

Operating profit	2,473	3,213	-23

Other non-operating income/expense, net	-145	-34	>100
Finance income	86	78	10
Finance costs TomorrowNow litigation	-1	7	<-100
Other finance costs	-118	-119	-1
Finance costs	-119	-112	6

Financial income, net	-33	-34	-3

Profit before tax	2,295	3,145	-27

Income tax TomorrowNow litigation	1	-276	<-100
Other income tax expense	-573	-626	-8
Income tax expense	-572	-902	-37

Profit after tax	1,723	2,242	-23

Profit attributable to non-controlling interests	0	1	-100
Profit attributable to owners of parent	1,723	2,241	-23

Basic earnings per share, in €*	1.45	1.88	-23

Diluted earnings per share, in €*	1.45	1.88	-23

*	For the nine months ended September 30, 2012 and 2011, the weighted average number of shares was 1,191 million (diluted 1,192 million) and 1,189 million (diluted: 1,190 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2012, and December 31, 2011

€ millions	2012	2011
Cash and cash equivalents	3,926	4,965
Other financial assets	181	817
Trade and other receivables	2,962	3,493
Other non-financial assets	354	187
Tax assets	233	207
Total current assets	7,656	9,669

Goodwill	11,015	8,711
Intangible assets	2,527	2,024
Property, plant, and equipment	1,632	1,551
Other financial assets	596	538
Trade and other receivables	88	84
Other non-financial assets	53	39
Tax assets	165	146
Deferred tax assets	600	465
Total non-current assets	16,676	13,558
Total assets	24,332	23,227

F3

€ millions	2012	2011
Trade and other payables	835	937
Tax liabilities	417	409
Financial liabilities	1,808	1,331
Other non-financial liabilities	1,480	1,981
Provision TomorrowNow litigation	240	231
Other provisions	591	331
Provisions	831	562
Deferred income	2,032	1,046

Total current liabilities	7,403	6,266

Trade and other payables	52	43
Tax liabilities	425	408
Financial liabilities	2,119	2,925
Other non-financial liabilities	102	92
Provisions	312	268
Deferred tax liabilities	561	474
Deferred income	49	44

Total non-current liabilities	3,620	4,254
Total liabilities	11,023	10,520

Issued capital	1,228	1,228
Share premium	471	419
Retained earnings	12,880	12,466
Other components of equity	61	-37
Treasury shares	-1,340	-1,377
Equity attributable to owners of parent	13,300	12,699

Non-controlling interests	9	8
Total equity	13,309	12,707
Equity and liabilities	24,332	23,227

F4

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30

€ millions	2012	2011
Profit after tax	1,723	2,242
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	622	536
Income tax expense	572	902
Financial income, net	33	34
Decrease/increase in sales and bad debt allowances on trade receivables	18	0
Other adjustments for non-cash items	28	32
Decrease/increase in trade receivables	588	473
Decrease/increase in other assets	-109	-58
Decrease/increase in trade payables, provisions and other liabilities	-345	-1,184
Decrease/increase in deferred income	820	667
Cash outflows due to TomorrowNow litigation	-8	-32
Interest paid	-135	-109
Interest received	67	65
Income taxes paid, net of refunds	-817	-602

Net cash flows from operating activities	3,057	2,966

Business combinations, net of cash and cash equivalents acquired	-2,731	-66
Cash payments for derivative instruments related to business combinations	-26	0
Total cash outflows for business combinations, net of cash and cash equivalents acquired	-2,757	-66
Purchase of intangible assets and property, plant, and equipment	-370	-329
Proceeds from sales of intangible assets or property, plant, and equipment	30	26
Purchase of equity or debt instruments of other entities	-905	-1,560
Proceeds from sales of equity or debt instruments of other entities	1,517	518

Net cash flows from investing activities	-2,485	-1,411

Purchase of non-controlling interests	0	-24
Dividends paid	-1,310	-713
Purchase of treasury shares	-53	-158
Proceeds from reissuance of treasury shares	83	170
Proceeds from issuing shares (share-based compensation)	15	34
Proceeds from borrowings	1,000	519
Repayments of borrowings	-1,313	-1,005

Net cash flows from financing activities	-1,578	-1,177

Effect of foreign exchange rates on cash and cash equivalents	-33	15
Net decrease/increase in cash and cash equivalents	-1,039	393
Cash and cash equivalents at the beginning of the period	4,965	3,518
Cash and cash equivalents at the end of the period	3,926	3,911

F5

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended September 30
	2012					2011			Change in %
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	1,026	0	1,026	-45	981	875	0	875	17	17	12
Support	2,105	1	2,106	-108	1,998	1,812	1	1,813	16	16	10
Cloud subscriptions and support	63	17	80	-8	72	4	0	4	1,475	1,900	1,700
Software and software-related service revenue	3,194	18	3,212	-161	3,051	2,691	1	2,692	19	19	13
Consulting	616	0	616	-35	581	578	0	578	7	7	1
Other services	142	0	142	-6	136	140	0	140	1	1	-3
Professional services and other service revenue	758	0	758	-41	717	718	0	718	6	6	0

Total revenue	3,952	18	3,970	-202	3,768	3,409	1	3,410	16	16	10
Cost of software and software-related services	-638	106	-532			-513	70	-443	24	20
Cost of professional services and other services	-619	43	-576			-537	3	-534	15	8

Total cost of revenue	-1,257	149	-1,108			-1,050	73	-977	20	13

Gross profit	2,695	167	2,862			2,359	74	2,433	14	18
Research and development	-547	29	-518			-436	-4	-440	25	18
Sales and marketing	-984	67	-917			-721	19	-702	36	31
General and administration	-232	44	-188			-168	5	-163	38	15
Restructuring	-4	4	0			-1	1	0	>100	0
TomorrowNow litigation	-7	7	0			723	-723	0	<-100	0
Other operating income/expense, net	0	0	0			3	0	3	-100	-100

Total operating expenses	-3,031	300	-2,731	135	-2,596	-1,650	-629	-2,279	84	20	14

Operating profit	921	318	1,239	-67	1,172	1,759	-628	1,131	-48	10	4
Other non-operating income/expense, net	-92	0	-92			0	0	0	N/A	N/A
Finance income	34	0	34			29	0	29	17	17
Finance Cost TomorrowNow litigation	0	0	0			7	-7	0	-100	0
Other finance costs	-41	0	-41			-38	0	-38	8	8
Finance costs	-41	0	-41			-31	-7	-38	32	8

Financial income, net	-7	0	-7			-2	-7	-9	>100	-22

Profit before tax	822	318	1,140			1,757	-635	1,122	-53	2
Income tax TomorrowNow litigation	2	-2	0			-276	276	0	<-100	N/A
Other income tax expense	-206	-98	-304			-229	-32	-261	-10	16
Income tax expense	-204	-100	-304			-505	244	-261	-60	16

Profit after tax	618	218	836			1,251	-391	860	-51	-3
Profit attributable to non-controlling interests	0	0	0			0	0	0	0	0
Profit attributable to owners of parent	618	218	836			1,251	-391	860	-51	-3

Key Ratios

Operating margin in %	23.3		31.2		31.1	51.6		33.2	-28.3pp	-2.0pp	-2.1pp
Effective tax rate in %	24.8		26.7			28.7		23.3	-3.9pp	3.4pp
Basic earnings per share, in €*	0.52		0.70			1.05		0.72	-50	-3

F6

	for the nine months ended September 30
	2012					2011			Change in %
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	2,722	0	2,722	-122	2,600	2,328	0	2,328	17	17	12
Support	6,071	4	6,075	-245	5,830	5,257	26	5,283	15	15	10
Cloud subscriptions and support	144	39	183	-15	168	12	0	12	1,100	1,425	1,300
Software and software-related service revenue	8,937	43	8,980	-382	8,598	7,597	26	7,623	18	18	13
Consulting	1,830	0	1,830	-81	1,749	1,726	0	1,726	6	6	1
Other services	433	0	433	-15	418	410	0	410	6	6	2
Professional services and other service revenue	2,263	0	2,263	-96	2,167	2,136	0	2,136	6	6	1

Total revenue	11,200	43	11,243	-478	10,765	9,733	26	9,759	15	15	10
Cost of software and software-related services	-1,743	253	-1,490			-1,503	216	-1,287	16	16
Cost of professional services and other services	-1,888	108	-1,780			-1,672	28	-1,644	13	8

Total cost of revenue	-3,631	361	-3,270			-3,175	244	-2,931	14	12

Gross profit	7,569	404	7,973			6,558	270	6,828	15	17
Research and development	-1,638	97	-1,541			-1,402	36	-1,366	17	13
Sales and marketing	-2,786	177	-2,609			-2,140	96	-2,044	30	28
General and administration	-664	85	-579			-515	23	-492	29	18
Restructuring	-8	8	0			-2	2	0	>100	0
TomorrowNow litigation	-1	1	0			711	-711	0	<-100	0
Other operating income/expense, net	1	0	1			3	0	3	-67	-67

Total operating expenses	-8,727	729	-7,998	307	-7,691	-6,520	-310	-6,830	34	17	13

Operating profit	2,473	772	3,245	-171	3,074	3,213	-284	2,929	-23	11	5
Other non-operating income/expense, net	-145	0	-145			-34	0	-34	>100	>100
Finance income	86	0	86			78	0	78	10	10
Finance costs TomorrowNow litigation	-1	1	0			7	-7	0	<-100	N/A
Other finance costs	-118	0	-118			-119	0	-119	-1	-1
Finance costs	-119	1	-118			-112	-7	-119	6	-1

Financial income, net	-33	1	-32			-34	-7	-41	-3	-22

Profit before tax	2,295	773	3,068			3,145	-291	2,854	-27	7
Income tax TomorrowNow litigation	1	-1	0			-276	276	0	<-100	N/A
Other income tax expense	-573	-246	-819			-626	-136	-762	-8	7
Income tax expense	-572	-247	-819			-902	140	-762	-37	7

Profit after tax	1,723	526	2,249			2,242	-151	2,091	-23	8
Profit attributable to non-controlling interests	0	0	0			1	1	2	-100	-100
Profit attributable to owners of parent	1,723	526	2,249			2,241	-152	2,089	-23	8

Key Ratios

Operating margin in %	22.1		28.9		28.6	33.0		30.0	-10.9pp	-1.1pp	-1.4pp
Effective tax rate in %	24.9		26.7			28.7		26.7	-3.8pp	0
Basic earnings per share, in €*	1.45		1.89			1.88		1.76	-23	8

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.
**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

F7

NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	7/1/ - 9/30/2012	1/1/ - 9/30/2012	7/1/ - 9/30/2011	1/1/ - 9/30/2011
Software and software-related service revenue (IFRS)	3,194	8,937	2,691	7,597
Adjustment for deferred revenue write-down	18	43	1	26
Software and software-related service revenue (Non-IFRS)	3,212	8,980	2,692	7,623

Operating profit (IFRS)	921	2,473	1,759	3,213
Revenue Adjustments (per above)	18	43	1	26
Adjustment for discontinued activities	7	1	-723	-711
Adjustment for acquisition-related charges	137	387	110	333
Adjustment for stock-based compensation expenses	152	333	-17	66
Adjustment for restructuring	4	8	1	2
Operating expense adjustments	300	729	-629	-310
Operating profit adjustments	318	772	-628	-284
Operating profit (Non-IFRS)	1,239	3,245	1,131	2,929

Profit after tax (IFRS)	618	1,723	1,251	2,242
Revenue adjustments (per above)	18	43	1	26
Operating profit adjustments (per above)	300	729	-629	-310
Financial income, net adjustments	0	1	-7	-7
Adjustments pre-tax	318	773	-635	-291
Taxes on adjustments	-100	-247	244	140
Profit after tax (Non-IFRS)	836	2,249	860	2,091

Due to rounding, numbers may not add up precisely.

F8

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region. Software revenue by region is based on location of negotiation whereas software and software-related service revenue by region and total revenue by region are based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended September 30
	2012					2011			Change in %
€ millions	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region
EMEA	374	0	374	-6	368	376	0	376	-1	-1	-2
Americas	458	0	458	-28	430	334	0	334	37	37	29
APJ	194	0	194	-11	183	165	0	165	18	18	11

Software revenue	1,026	0	1,026	-45	981	875	0	875	17	17	12

Software and software-related service revenue by region
Germany	438	0	438	0	438	420	0	420	4	4	4
Rest of EMEA	957	0	957	-17	940	897	0	897	7	7	5
Total EMEA	1,395	0	1,395	-17	1,378	1,316	0	1,316	6	6	5
United States	921	18	939	-95	844	680	1	681	35	38	24
Rest of Americas	326	0	326	-8	318	258	0	258	26	26	23
Total Americas	1,247	18	1,265	-103	1,162	938	1	939	33	35	24
Japan	174	0	174	-16	158	137	0	137	27	27	15
Rest of APJ	377	0	377	-24	353	300	0	300	26	26	18
Total APJ	552	0	552	-41	511	437	0	437	26	26	17
Software and software-related service revenue	3,194	18	3,212	-161	3,051	2,691	1	2,692	19	19	13

Total revenue by region
Germany	575	0	575	0	575	577	0	577	0	0	0
Rest of EMEA	1,142	0	1,142	-21	1,121	1,086	0	1,086	5	5	3
Total EMEA	1,716	0	1,716	-21	1,695	1,663	0	1,663	3	3	2
United States	1,152	18	1,170	-121	1,049	888	1	889	30	32	18
Rest of Americas	423	0	423	-12	411	334	0	334	27	27	23
Total Americas	1,575	18	1,593	-133	1,460	1,222	1	1,223	29	30	19
Japan	197	0	197	-18	179	158	0	158	25	25	13
Rest of APJ	463	0	463	-29	434	366	0	366	27	27	19
Total APJ	661	0	661	-48	613	524	0	524	26	26	17
Total revenue	3,952	18	3,970	-202	3,768	3,409	1	3,410	16	16	10

F9

	for the nine months ended September 30
	2012					2011			Change in %
€ millions	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region
EMEA	1,069	0	1,069	-13	1,056	987	0	987	8	8	7
Americas	1,131	0	1,131	-76	1,055	909	0	909	24	24	16
APJ	522	0	522	-33	489	432	0	432	21	21	13

Software revenue	2,722	0	2,722	-122	2,600	2,328	0	2,328	17	17	12

Software and software-related service revenue by region
Germany	1,245	1	1,246	-1	1,245	1,148	0	1,148	8	9	8
Rest of EMEA	2,845	1	2,846	-43	2,803	2,544	7	2,551	12	12	10
Total EMEA	4,090	2	4,092	-44	4,048	3,691	7	3,698	11	11	9
United States	2,456	41	2,497	-219	2,278	1,975	15	1,990	24	25	14
Rest of Americas	872	0	872	-12	860	709	2	711	23	23	21
Total Americas	3,328	41	3,369	-231	3,138	2,684	16	2,700	24	25	16
Japan	489	0	489	-48	441	398	1	399	23	23	11
Rest of APJ	1,030	0	1,030	-59	971	825	1	826	25	25	18
Total APJ	1,519	0	1,519	-107	1,412	1,222	2	1,224	24	24	15
Software and software-related service revenue	8,937	43	8,980	-382	8,598	7,597	26	7,623	18	18	13

Total revenue by region
Germany	1,666	1	1,667	0	1,667	1,617	0	1,617	3	3	3
Rest of EMEA	3,433	1	3,434	-52	3,382	3,143	7	3,150	9	9	7
Total EMEA	5,099	2	5,101	-52	5,049	4,760	7	4,767	7	7	6
United States	3,151	41	3,192	-281	2,911	2,591	15	2,606	22	22	12
Rest of Americas	1,138	0	1,138	-20	1,118	930	2	932	22	22	20
Total Americas	4,289	41	4,330	-300	4,030	3,521	16	3,537	22	22	14
Japan	557	0	557	-55	502	450	1	451	24	24	11
Rest of APJ	1,254	0	1,254	-70	1,184	1,003	1	1,004	25	25	18
Total APJ	1,812	0	1,812	-126	1,686	1,453	2	1,455	25	25	16
Total revenue	11,200	43	11,243	-478	10,765	9,733	26	9,759	15	15	10

SOFTWARE REVENUE BY CUSTOMER LOCATION

The table below shows the breakdown of software revenue by customer location.

€ millions	Q3 2012	1/1/- 9/30/2012	Q3 2011	1/1/- 9/30/2011
EMEA	373	1,105	377	988
Americas	459	1,090	333	907
APJ	194	527	165	432
SAP Group	1,026	2,722	875	2,328

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.
**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely

F10